Exhibit 99.1

Dear Lilium shareholders,

An important phase has begun at Lilium, with the start of our eVTOL Jet’s industrialization phase. My joining Lilium as CEO couldn’t have come at a better time.

I am an executive with 30 years’ experience in aerospace, most recently as Head of the A320 family Program and Head of Services at Airbus. In these roles, I led the development, certification, production ramp-up, and operational deployment of the most successful large commercial aircraft in history.

Along the way, I got to know first-hand the importance of safety, customer-focus and unit economics. I have also experienced the “manufacturing hell” of ramping up the production of large complex aircraft.

So why am I so excited to join Lilium and how will I contribute to the mission?

It all starts with the aircraft itself, its unique architecture, and the electric jet propulsion technology behind it. Quite simply, I’m convinced that the Lilium Jet will be the best aircraft in its class. I also believe this unique eVTOL architecture has been rigorously conceived and validated. Its ducted-jet technology makes it suitable for multiple use cases including premium customers, commercial shuttles, cargo and other applications we have yet to develop. It is both versatile and scalable to larger form-factors, and I strongly believe it will form the basis for a complete product family. It also features multiple ground-breaking new technologies that may spin off into other sectors.

Furthermore, decarbonization is one of the great challenges of our times and the aerospace industry needs to face that head on. I am convinced that the Lilium Jet is one critical step in aviation’s shift to a sustainable and exciting future. The experience we are building today in electric propulsion, flight mechanics and aerospace-grade batteries will contribute to transforming the world of aviation.

I am very much looking forward to steering the company through this next decisive phase. I also wish to thank our co-founder and former CEO Daniel Wiegand for being a great partner to me over the last couple of months. I am excited that he’s back to what he loves best, leading Lilium’s future technology as Chief Engineer for Innovation & Future Programs. While working with Daniel to chart this future, let me assure you that I will remain laser-focused on operational excellence, engineering execution and cost discipline as we move ahead mile-stone by milestone towards our commercial launch.

Sincerely,

Klaus

[1]	Formal role of CEO to become effective upon shareholder approval at General Meeting on October 27, 2022.

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Key highlights

The Lilium Jet program is now moving into the certification and industrialization phase. Over the past few months, we achieved the following milestones:

1	High-speed full transition flight

Wing-borne flight on main and canard wings at ~100 kt (~190 km/h) achieved on our Phoenix 2 technology demonstrator aircraft which aligns precisely with computer model predictions, supporting certification

2	Battery aging performance

Internal cycle tests have indicated that we can achieve the targeted 800+ cycles for launch; additional testing through independent laboratories underway

3	Aircraft industrialization

On track to start assembly of Type-conforming aircraft in 2023. Additional partnerships signed with Tier 1 aerospace suppliers Diehl, Expliseat, Astronics, MA Group, L3Harris

4	Expanded sales portfolio

Agreements for 483 aircraft moving toward detailed terms and firm contracts with pre-delivery payments in 2023

5	Significant inbound interest in premium private sales

Decision to launch limited edition including receipt of deposits

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Full Transition Flight & Flight Physics Validation

Our technology demonstrator, Phoenix 2, has recently achieved another industry first for an electric jet aircraft, performing at ~100 kt full transition from hover to wing-borne flight on both the main and canard wings at our test facility in Atlas, Spain.

Transition represents the technically challenging phase (for eVTOL aircraft) between powered vertical lift and the highly efficient wing-borne lift.

The fact that the canard and the wing transitioned smoothly is an historic technical achievement in itself but perhaps more important is that the transition happened precisely where the flight physics computer models predicted it would.

From the beginning of Lilium, we developed our aircraft using sophisticated computer models to predict the behavior of the aircraft through each critical phase and under various failure scenarios. These models allowed us to develop and evaluate this unique architecture much faster and with greater confidence than traditional techniques would have permitted.

At each juncture, our computer models predicted what the real world aircraft would do - something now validated again by real world testing. And validated models are a key cornerstone to any certification program.

Phoenix 2 has been successfully performing test flights at the ATLAS center in Spain since Spring 2022, with the first ever main wing transition flight for an electric jet aircraft achieved in June. In July this year, media representatives from CNBC, Die Welt and others were able to witness first-hand Phoenix 2’s flights in Spain. The feedback we received was that all were impressed by the stable flights and the very low noise signature of the demonstrator aircraft.

The flight test campaign will be complemented soon by an additional demonstrator aircraft, Phoenix 3, which will allow us to increase the pace of testing and learnings.

→ WATCH – Full transition flight video

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Battery performance update

Test results on our prototype battery cells give us confidence that the batteries we plan to use inside our production aircraft at launch will deliver not only the required energy and power densities, but also the required aging performance.

As mentioned in our previous update from Q1 2022, our internal testing indicates that our chosen battery cell technology will meet the performance requirements of our launch aircraft. Current internal testing focused specifically on cell technology aging have indicated an anticipated cycle life of 800+ cycles with 80% capacity retention.

We will be moving forward with validation of these results with independent laboratories in the future. Our business projections for entry into service are based on a battery cell lifetime of 800 cycles.

Moreover, we continue to work with our technology providers to further improve cell performance and aging prior to launch.

→ READ – Lilium's battery strategy for more details on cell performance and range

Business Update │Q2 2022	5

Certification progress

EASA at forefront of eVTOL regulatory initiatives

Lilium’s primary airworthiness authority, EASA, continues to actively support the safe deployment of innovative electric air mobility services. In June of this year, EASA published a series of proposed rules for the operation of eVTOL aircraft in cities, the first comprehensive such regulations to be issued worldwide. Lilium has been actively supporting EASA as part of relevant working groups since 2019.

Progress towards next Type Certification milestone

Lilium is currently working closely with EASA towards the next major milestone on the Lilium Jet’s projected path to certification: agreement of the Certification Program including Means of Compliance (equivalent of the FAA G-2). Moving forward, we plan to provide a detailed overview charting the Lilium Jet’s progress towards certification with both EASA and the FAA (see below) so that shareholders, customers and suppliers have a clear view on our progress.

Final DOA audit targeted for H1 2023

In parallel with the Type Certification program, Lilium is working towards Design Organization Approval (DOA) with EASA. DOA is a necessary prerequisite for any aerospace company to obtain a Type Certification of its aircraft. Lilium is now advancing towards the third DOA audit, which is scheduled for the end of 2022. The fourth and final DOA audit is targeted for the first half of 2023. Upon completion of the final EASA DOA audit and any remaining open actions, Lilium expects EASA to grant a DOA. This is a significant milestone, demonstrating that Lilium has the capability to develop and certify commercial aircraft.

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Honeywell
Screens, computers, speed sensors.
ACITURRI
Frame and wings.
Expliseat
Seats.
TORAY
Innovation by Chemistry
Carbon fibre body.
AERnnova
Flaps.
Landing gear, wheels and struts.
MAGROUP
Interior, interior lights and floor.
DIEHL
Cells for batteries.
CUSTOMCELLS
Ahead in cell innovation
E-motor for the engine.
Honeywell
DENSO

Industrial partnerships

Our goal is to start the assembly of our first Type-conforming aircraft in 2023 and achieve first manned flight of a conforming aircraft in 2024. On our path to these milestones, we have begun placing orders for subsystems and parts from leading aerospace suppliers.

Lilium previously announced partnership agreements with Honeywell (avionics), Honeywell/DENSO (e-motors), Aciturri (aerostructures), Aernnova (wing flaps), CustomCells (battery cells) and Livent (lithium applications in battery cells). In recent months additional key partners have joined our aircraft program, including Diehl for the interior, Expliseat for seats, Astronics for the energy management system, MA Group for the landing gear and L3Harris for the voice recorder.

These supplier partnerships are fundamental to establishing a dependable path towards certification and industrialization of the key subsystems of the aircraft, all of which need to meet rigorous aerospace quality standards.

→ WATCH – Supplier video

Business Update │Q2 2022	7

New patent applications

Lilium continues its efforts to protect the results of its product development. As of the end of September 2022, Lilium had filed a total of 69 patent applications with the European Patent Office (EPO), of which the EPO had published 42 patents. A key focus of Lilium’s innovation has been propulsion and energy systems, which are core to our competitive advantage. In addition, Lilium continues its patent extension policy, filing patent applications in jurisdictions supplementary to the EPO states, e.g. US and China.

Lilium Patent Applications by Systems

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Financial update

As our aircraft development program ramps up, we are maintaining our strict budgetary control. The total cash spend of €63 million in Q2 2022 was in line with the previous quarter (Q1 2022: €60 million).

Looking ahead, we are closely monitoring the effects of the conflict in Europe, inflation, financial markets and general economic factors on our business and planning. The advance of our development program through the detailed design and industrialization phase is expected to lead to increased supplier contracting activity from Q2 2022. We are working to offset the slight rise in related cash spending through active budgetary measures including headcount control. We expect full year 2022 total cash spend to be no more than ~ €250 million.

Our liquidity as of June 30, 2022 stood at €229 million.2 Additionally, the $75 million “equity line of credit” (ELOC) facility, established with Tumin Stone Capital, became effective on June 24, 2022.

Going forward, we have chosen to use euros as the reporting currency for our quarterly Shareholder Letters and Business Updates.3 Our IFRS financial statements are reported in euros and the vast majority of our liabilities and costs are euro-denominated.

[2]	Consists of cash and cash equivalents and other financial assets

[3]	Q1 2022 dollar figure for cash spend ($67m) based on respective monthly closing rates; Q1 liquidity ($331m) based on euro/dollar exchange rate of 1.1101 at end of March

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Commercial progress

Since our last letter, Lilium has made significant progress in delivering its premium-first commercial plan:

1	Additional Memorandum of Understanding (MoU) agreements in the premium segment, for a total of 113 aircraft in key locations with high demand
2	This brings the overall number of Lilium Jet aircraft under MoU to 483
3	We are launching in 2022 a campaign for private sales
4	Lilium plans to begin signing firm orders from commercial operators, with the target of locking in meaningful deposits in 2023

A phased approach, starting with Premium

As outlined in our previous shareholder letter, for aircraft sales and launch operations expected in 2025, we are addressing in a first phase the premium general and business aviation markets, including charter operators, fractional ownership and private individuals.

In a second phase, we plan to roll out our six-passenger shuttle configuration to address demand for short regional scheduled services. We continue to be excited by Florida as well as several European regions (Southern France, Spain, Scandinavia, Benelux, Germany, etc.) for both the premium segment as well as scheduled shuttle routes.

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Firm aircraft orders and pre-delivery payments

Lilium is also announcing the start of its sales campaign for private individuals to purchase a limited edition of the Lilium Jet, in response to strong customer interest. Customized to respond to the high demand for the Lilium Jet among individuals seeking the ultimate electric aviation experience, Lilium intends to offer a tailored cabin and dedicated services on attractive financial terms. The limited edition will be unveiled later this year, when we will begin taking orders and deposits.

Lilium also plans to sign firm aircraft orders with commercial operators starting next year and take meaningful deposits from those same customers by the end of 2023.

The right partners in the right locations

Following earlier MoU agreements with Azul (Brazil) and NetJets (US), Lilium continues to build meaningful commercial momentum. Through sales in Brazil, Florida, Southern France, Southern Spain, along with Norway, Benelux, Germany and Northern Italy, Lilium is targeting prime locations with (i) high proven demand for premi-um air mobility, and (ii) where we’ve identified strong commercial partners who wish to innovate and for whom sustainability is a stated priority.

The Lilium Jet is proving to be highly desirable in these markets, thanks to its ducted-jet architecture and the exacting safety standards of EASA, which requires a 10-9 safety level (less than one catastrophic failure in a billion flight hours), the same as for large commercial aircraft like the A320 and 100 times higher than for helicopters (10-7).

The most recent MoU agreements reaffirm the aircraft’s appeal in these target geographies: US-based operator, Bristow Group Inc, the leader in global VTOL solutions with a fleet of over 220 helicopters, selected the Lilium Jet to develop its eVTOL business line. Bristow also intends to cooperate on maintenance for the Lilium Florida network.

In addition, Lilium signed agreements with Helity Copter Airlines in Southern Spain, the ASL Group in the Benelux and AAP in Scandinavia. In September, GlobeAir, an innovative business jet operator based in Austria, signed an MoU with Lilium with the intention to purchase 12 aircraft to operate in Northern Italy and the French Riviera.

France, Northern Italy, Southern Spain, Scandinavia and the Benelux are key markets with high demand for sustainable premium on-demand air mobility. The innovative nature of our partners along with the selected locations are key to Lilium’s commercial success.

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Conclusion and outlook

At this important phase in our company development, we continue to focus our energies on industrializing and certifying a robust aircraft at the highest safety standard.

We believe that we have a world-class product that will truly excite and delight our launch customers, as confirmed by the recent agreements we’ve signed with premium partners. Furthermore, the successful high-speed transition flights have demonstrated once more the Lilium Jet’s sound flight mechanics and its ability to fascinate.

In the months ahead, we will keep you posted on the next achievements as our organization gathers momen-tum, in particular:

1	Receiving our Design Organization Approval (DOA)

2	Agreement on our Certification Program & Means of Compliance (FAA G2 equivalent)

3	Binding commercial agreements with deposits (PDPs) in 2023

4	Receipt in H1 2023 of first components and start of assembly of our Type-conforming prototype aircraft

/s/ Klaus Roewe	/s/ Geoff Richardson
Klaus Roewe	Geoff Richardson
CEO	CFO

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Key Investor Events 2022

- **General Meeting** October 27
- **Q3 Business Update**

Contact

Investor Relations
investors@lilium.com

investors.lilium.com

ABOUT LILIUM

Lilium (Nasdaq: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, state-ments regarding Lilium’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, our ability to successfully patent our intellectual property and the future performance of our innovations and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to significant risk and uncertainties and subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding the timing or prospective outcome of Lilium’s flight-testing campaigns and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) business or supply chain disruptions arising from external shocks, such as the war in Ukraine or the COVID-19 pandemic; (ii) the Lilium Group’s ability to realize the anticipated benefits of its business combination with Qell Acquisition Corp.; (iii) the Lilium Group’s ability to maintain the listing of its securities on the Nasdaq; (iv) the market price of Lilium’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and any future changes in its capital structure; (v) the Lilium Group’s ability to implement its business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities; (vi) the Lilium Group’s and its partners’ inability to achieve anticipated specifications for the Lilium Jet and any related infrastructure; (vii) general economic downturns or general systemic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving Lilium or one of the Lilium Group’s com-petitors that results in decreased demand for the Lilium Group’s jets or services; (viii) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (ix) the Lilium Group may never achieve or sustain profitability; (x) the Lilium Group will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xi) the Lilium Group may experience difficulties in managing its growth, moving between development phases or expanding its operations; (xii) third-party suppliers, component manufacturers or service provider partners not being able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect; (xiii) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s lineup of jets or delays in seeking full certification of all aspects of the Lilium Group’s lineup of jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xiv) the technology necessary to successfully operate the Lilium Group’s jets and business operations being delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xv) any identified material weaknesses in the Lilium Group’s internal control over financial reporting that, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xvi) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intel-lectual property or services; (xvii) the Lilium Group’s inability to secure or protect its intellectual property; (xviii) that the final terms of any commercial transaction or strategic alliance with Lilium’s prospective partners and suppliers may differ, including materially, from the terms currently anticipated; and (xix) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our final prospectus dated June 24, 2022 (the “Prospectus”) and our other filings with the U.S. Securities and Exchange Commission (“SEC”), all of which are available at www.sec.gov. These forward-looking statements should be evaluated together with additional information about the Lilium Group’s business, markets, conditions and other uncertainties addressed in the Prospectus and our other filings with the SEC. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

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